EXHIBIT 99.2

August 4, 2014

VIA FEDERAL EXPRESS

The Board of Directors

Loral Space & Communications Inc.

600 Third Avenue

New York, NY 10016

Re:	Proposed Sale of Loral and Telesat

Dear Members of the Board of Directors:

I write on behalf of Highland Capital Management, L.P. and its affiliates (collectively, “Highland”), which own 9.9 percent of the voting common stock of Loral Space & Communications Inc. (“Loral”), to express Highland’s significant concerns regarding the proposed sale of Loral and thereby its single largest asset, Telesat Holdings, Inc. (“Telesat”), to a consortium led by the Ontario Teachers’ Pension Fund (the “Ontario Fund”) and Canada’s Public Sector Pension Investment Board (“PSP”).

We are aware from public sources that Loral has been exploring a sale of Loral and/or Telesat. Recent articles suggest that (i) Loral is now exploring a sale of the entire company along with Telesat; (ii) the Loral-Telesat sale process has progressed to the point of targeting a single buyer —the Ontario/PSP consortium—and definitive price negotiations contemplating the sale of Loral for $80-$85 per share; and (iii) Loral may be considering a transaction structure in which significant payments might be made to certain stockholders of Telesat and/or Loral in exchange for their support of the proposed transaction.

Highland and Loral’s public stockholders recognize that Loral obtains significant free cash flow each year through its 63% equity ownership of Telesat. In the last 3.5 years, Telesat has generated free cash flow of over $844 million, more than $410 million of which has been returned to Loral’s stockholders, in a special dividend of $13.60 per share. Telesat currently owns 14 satellites and Telesat’s cash flow is quite reliable because its fleet of satellites is fully subscribed and has a multi-billion dollar backlog. In addition, Telesat’s satellites have a 15-year design life and are only 37% depreciated, meaning that Telesat’s satellite fleet has an average remaining financial life of nine years. Taken together, these factors demonstrate that Loral is well positioned to continue executing its current business plan and there should be no urgency to sell Loral or Telesat unless a substantial premium is offered. Loral expressly told its stockholders as much in its most recent 10-Q filing with the SEC. Loral Form 10-Q at 25 (May 12, 2014) (“Telesat anticipates that the relatively fixed cost nature of the business, combined with contracted revenue and other growth opportunities, will produce growth in operating income and cash flow.”).

Based on the above, the publicly reported bid for Loral and Telesat by Ontario Fund/PSP does not, in our view, reflect the intrinsic value of Telesat or Loral. An $80 per share purchase price to Loral’s stockholders represents a miniscule ten percent premium over the most recent closing price of Loral stock. If Loral is able to grow its earnings by a modest six percent in 2014 and Loral uses its substantial free cash flows to pay down debt, public analysts report that Loral will be worth $105 per share by the end of this year. Highland’s valuation analysis is consistent with this projection and demonstrates further significant growth prospects for Loral’s equity value during 2015. In brief, simply maintaining the status quo at Loral will deliver significantly more value to Loral’s stockholders than the proposed $80-85 per Loral share transaction price to be paid by Ontario/PSP based on the public reports. This analysis should not come as a surprise to Loral. PSP co-owns Telesat with Loral and PSP is poised to be a buyer in the Telesat transaction, rather than a seller.

Along with the public reports indicating that Loral is attempting to sell itself and Telesat for a bargain price despite Loral being poised for continued growth in value, Highland is very concerned about the reported cause for the breakdown in negotiations between Loral and Ontario Fund/PSP. According to the public reports, Loral did not walk away from the negotiations because the $80-$85 per share price being offered was not in the best interests of Loral’s stockholders. Instead, according to the public reports, Loral balked only due to PSP’s demand for a $300 million “consent” fee for the privilege of buying an appreciating asset at a discounted price. Even worse, according to the public reports, it was not a special committee composed of independent Loral directors that balked, but Loral’s largest stockholder, MHR Fund Management (“MHR”). Given MHR’s history with Loral and the fact that the apparent stumbling block in the deal negotiations with Ontario/PSP is the PSP consent fee, Highland is very concerned that the resolution of the impasse will not be an increase in the per-share consideration to Loral or eliminating the PSP consent fee, but rather a payment to MHR (perhaps disguised as an advisory fee or something similar), not shared pro rata with Highland and Loral’s other public stockholders, that softens the dilutive impact of the PSP consent fee to MHR.

Any such agreement between MHR and PSP is unacceptable to Highland. Based on its public filings, Loral should have no interest in a sale of the company at only $80-$85 per share in the first place. Compounding that problem by facilitating a deal through authorizing differential consideration to MHR would be an obvious breach of the Loral Board of Directors’ fiduciary duties to the company’s stockholders. MHR and PSP cannot use their insider position in the deal negotiations to accumulate funds from the sale of Loral at the expense of Loral’s individual, retail and minority stockholders.

To ensure that no such differential treatment occurs, Highland requests that the Board (1) confirm that a committee of independent directors has been formed to negotiate and vet any proposed transaction for the sale of Loral and/or Telesat; (2) disclose the identities of the members of said committee; (3) disclose the resolutions forming the committee and appointing its members; (4) disclose the committee’s charter and/or the scope of its authority; and (5) disclose the committee’s legal and financial advisors. If no such committee has been formed, Highland requests that the Board form one immediately and with full disclosure of the matters set forth in the prior sentence. Highland further requests that the committee of independent directors ensure that any transaction involving the sale of Loral and/or Telesat result in identical consideration for all Loral stockholders and no indirect compensation to any Loral stockholder or third party which is not available on identical terms to all Loral stockholders, including but not limited to ensuring that any transaction involving Loral, Telesat, or an intermediate holding company for Telesat provides the same fees and options to roll or exit to all Loral stockholders that any sizable Loral stockholder or insider receives.

Highland expects that Loral’s Board of Directors will conscientiously carry out its fiduciary duties in evaluating any proposals related to the sale of Loral or Telesat. As you know from our prior litigation against Loral, Highland is well aware of its rights as a stockholder of Loral, will vigorously defend those rights, and will use all means at its disposal to ensure that any transaction involving Loral or Telesat is undertaken on terms that are in the best interests of Loral’s public stockholders.

Sincerely yours,

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its General Partner

	By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

cc:	Jane Goldstein, Esq., Ropes & Gray LLP

Kevin Abrams, Esq., Abrams, & Bayliss LLP

Maurice Lefkort, Esq., Wilkie Farr & Gallagher LLP